Commission File Number 001-31914

Exhibit 99.2

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Fifteenth Meeting of the Fifth Session of the Board of Supervisors of China Life Insurance Company Limited

The fifteenth meeting (the “Meeting”) of the fifth session of the Board of Supervisors of China Life Insurance Company Limited (the “Company”) (the “Supervisory Board”) was held on March 22, 2018 at A18 of China Life Plaza, Beijing. The supervisors were notified of the Meeting by way of a written notice dated March 13, 2018. Out of the Company’s five supervisors, four supervisors attended the Meeting. The following three supervisors attended the Meeting in person: Shi Xiangming, Wang Cuifei and Song Ping. Luo Zhaohui, a supervisor, attended the meeting by means of telecommunication. Miao Ping, chairman of the Supervisory Board, was on leave for business and authorized Shi Xiangming in writing to act on his behalf, cast the votes and preside over the meeting for him. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, regulatory rules, Articles of Association (the “AOA”) of the Company and Procedural Rules for the Board of Supervisors of the Company.

The Meeting was presided over by Shi Xiangming. The supervisors who were present passed the following resolutions unanimously after sufficient review and discussion:

1.	Proposal on the Annual Financial Reports for the year ended December 31, 2017

After review and discussion, the Supervisory Board approved the proposal, which includes the 2017 Annual Financial Report prepared in accordance with PRC GAAP, the 2017 Annual Financial Report prepared in accordance with IFRS, the 2017 Report on Participating Insurance Products, the 2017 Report on Funds Occupied by Controlling Shareholders and Other Related Parties, and the 2017 Report on Changes in Accounting Estimates.

Voting result: 5 for, 0 against, with no abstention

2.	Proposal on the H Share Annual Report and A Share Annual Report for the year ended December 31, 2017

The Supervisory Board considered that:

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Commission File Number 001-31914

a.	The preparation and review procedures of the A Share Report and the H Share Report of the Company for the year of 2017 are in conformity with provisions under relevant laws, regulations, the AOA and internal management regulations of the Company.

b.	The content and form of the A Share Report and the H Share Report of the Company for the year of 2017 are in conformity with provisions under relevant laws, regulations and the listing rules of the jurisdictions where the Company is listed. The information contained therein truthfully reflects, in every material respect, the operational and financial conditions of the Company in 2017.

c.	Before the Supervisory Board made the aforesaid comments, the Supervisory Board did not find any violation of the confidentiality obligations by the staff involved in the preparation and review of the A Share Report and the H Share Report of the Company for the year of 2017.

Voting result: 5 for, 0 against, with no abstention

3.	Proposal on the Profit Allocation for the Year of 2017

Voting result: 5 for, 0 against, with no abstention

4.	Proposal on Nominating Mr. Jia Yuzeng as Candidate for Non-employee Representative Supervisor of the Sixth Session of the Board of Supervisors of the Company

The Supervisory Board agreed to submit this proposal to the 2017 Annual Shareholders’ Meeting for approval.

Voting result: 5 for, 0 against, with no abstention

5.	Proposal on Nominating Mr. Shi Xiangming as Candidate for Non-employee Representative Supervisor of the Sixth Session of the Board of Supervisors of the Company

The Supervisory Board agreed to submit this proposal to the 2017 Annual Shareholders’ Meeting for approval.

Voting result: 5 for, 0 against, with no abstention

6.	Proposal on Nominating Mr. Luo Zhaohui as Candidate for Non-employee Representative Supervisor of the Sixth Session of the Board of Supervisors of the Company

The Supervisory Board agreed to submit this proposal to the 2017 Annual Shareholders’ Meeting for approval.

Voting result: 5 for, 0 against, with no abstention

Please see notice and materials for the 2017 Annual Shareholders’ Meeting, which will be published separately, for the biographies of the above candidates.

Commission File Number 001-31914

7.	Proposal on the 2017 Board of Supervisors Report

The Supervisory Board agreed to submit this proposal to the 2017 Annual Shareholders’ Meeting for approval.

Voting result: 5 for, 0 against, with no abstention

8.	Proposal on the 2017 Assessment Report on Internal Control of the Company

Voting result: 5 for, 0 against, with no abstention

9.	Proposal on the Report on 2017 Anti-Money Laundering Work Summary and Work Plan for 2018

Voting result: 5 for, 0 against, with no abstention

10.	Proposal on the 2017 Compliance Report

Voting result: 5 for, 0 against, with no abstention

11.	Proposal on the Report on Related Party Transactions in the Year of 2017 and the Implementation of Rules on the Management of the Related Party Transactions of the Company in 2017

Voting result: 5 for, 0 against, with no abstention

12.	Proposal on the Audit Report on Related Party Transactions for the Year of 2017

Voting result: 5 for, 0 against, with no abstention

13.	Proposal on the 2017 Assessment Report on Internal Audit of the Company as well as Working Plan and Budgets for Internal Audit of the Company for 2018

Voting result: 5 for, 0 against, with no abstention

Please see notice and materials for the 2017 Annual Shareholders’ Meeting, which will be published separately, for detailed information on the proposals that will be submitted to the 2017 Annual Shareholders’ Meeting for approval and review.

Board of Supervisors of China Life Insurance Company Limited

March 22, 2018

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